

March 12, 2015

Via E-mail
Mr. Nelson Perez
President and Director
Bella Costa Designs, Inc.
Sector Central, Lote 31
Aldea Los Canoas
Guatemala

      Re: Bella Costa Designs, Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed February 26, 2015
              File No. 333-201403

Dear Mr. Perez:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover page

1. We reissue comments 2 and 3 of our letter dated February 5, 2015. Please limit your prospectus cover page to one page and include the date.

Bella Costa Designs Inc., page 6

2. We note your revisions in which you indicate you will need at least $10,000 for legal and professional fees and that your monthly burn rate will be $833. You also indicate that the burn rate is your monthly professional expenses plus general and administrative expenses to stay in business divided by 12 months. Given your burn rate it appears that you expect to not have any general and administrative expenses to stay in business during the first year. Please advise or revise as appropriate.

The Offering, page 7

3. We note your revised disclosure in response to comment 4 of our letter dated February 5, 2015 and we reissue the comment. Please reconcile the offering termination date on your cover page with the termination date in this section. In addition, please clarify, if true, that the offering can terminate *upon the earlier of* 180 days post effectiveness or when all 4,000,000 shares are sold.

Use of Proceeds, page 13

4. We note your response and revised disclosure in response to comment 7 of our letter dated February 5, 2015. In particular, we note that you have deleted the $10,000 in offering expenses. Please revise to include the offering expenses after the gross offering amount and present a net proceeds line item. Please also revise your Use of Proceeds table to add footnotes which address what the "offering expenses" consist of and what expenses are included in the "legal and professional fees" category.

5. We note in connection with your deletion of the offering expenses from the Use of Proceeds table you increased the amounts allocated to clothing import. Please adjust your amounts of clothing imports given you need to reflect the offering expenses in your Use of Proceeds table.

6. We note that under your use of proceeds for $60,000 you state "Establishing an office: will increase to $2,000 as we intend to buy a professional camera …." We note that you plan on establishing an office if $40,000 is raised with the expenses being $2,000 so it appears that the amount under $60,000 for establishing an office should be $4,000. Please revise or advise.

Dilution, page 16

7. Please revise the dilution tables to update the information as of the most recent balance sheet included in your Form S-1. In this regard, we note that the net tangible book value as of January 31, 2015 was $111 as reflected on page F-1.

8. We note your revised disclosure in response to comment 13 of our letter dated February 5, 2015 and we partially reissue the comment. Please revise to include a comparison of the amount of the public contribution, as if the offering is fully sold, along with their number of shares and percentage of ownership to Mr. Perez's contribution along with his number of shares and percentage of ownership.

Certain Relationships and Related Transactions, page 25

9. We note your response to comment 17 and we reissue the comment. Please provide the disclosure required by Item 404(c) of Regulation S-K. See also Item 404(d)(2) of Regulation S-K.

Experts, page 28

10. We note under the Financial Statements heading on page 28 where you indicate that the financial statements of BC Designs, Inc. included in the registration statement have been included in reliance upon the opinion of Li and Company, PC given their authority as an expert in auditing and accounting. Please include a similar statement under the Expert heading.

Bella Costa Designs, Inc. January 31, 2015 Index to Financial Statements, page 29

Balance Sheets at January 31, 2015 (Unaudited) and October 31, 2014, page F-1

11. Please revise the disclosure of 500,000 shares issued and outstanding to reflect 4,500,000 common shares issued and outstanding, as disclosed in the stockholders' equity footnote on page F-14.

Exhibits

Exhibit 99.1 Subscription Agreement

12. We note the statement in the subscription agreement that the subscriber "acknowledges as having received and read." (emphasis added) This representation is inappropriate and should be deleted from the subscription agreement. Revise to delete this representation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc (via email): Diane J. Harrison, Esq.